February 18, 2011

Via EDGAR and Hand Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Peggy Kim, Esq.

Re:	Terremark Worldwide, Inc.
Schedule TO-T filed February 10, 2011
SEC File No. 5-50879

Dear Ms. Kim:

This letter is submitted on behalf of Verizon Holdings Inc. (“Purchaser”) and Verizon Communications Inc. (“Parent” and, together with Purchaser, the “Filing Persons”), in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter, dated February 16, 2011, regarding the above-referenced filing (the “Schedule TO”).

The Filing Persons are concurrently filing Amendment No. 1 to the Schedule TO via EDGAR. For ease of reference, the headings and comments contained in the Staff’s comment letter are reproduced below in bold and are followed by the responses of the Filing Persons. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the Schedule TO.

Offer to Purchase

Source and Amount of Funds, page 15

1.	We note that Parent will obtain funds from cash on hand, commercial paper or capital market transactions or some combination. Please revise to further describe the specific sources and amounts of funds. Refer to Item 1007(a) of Regulation M-A. State any material conditions to the financing and any alternative financing arrangements. Refer to Item 1007(b) of Regulation M-A. If any part of the funds is or is expected to be borrowed, please summarize each loan agreement and file any agreements as exhibits. Refer to Item 1007(d) of Regulation M-A and Item 1016(b) of Regulation M-A.

Response:

The Schedule TO has been revised to reflect that Parent currently has, and expects that it will have at the completion of the Offer and the closing of the Merger, sufficient cash on hand from funds received from operations and the issuance of commercial paper to purchase all Shares validly tendered in the Offer and to consummate the Merger.

Certain Information Concerning Terremark, page 13

Financial Projections, page 13

2.	We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

Response:

In response to the Staff’s comment, the Schedule TO has been revised based on information provided by Terremark to include a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation of the differences between the non-GAAP financial measure disclosed with such directly comparable financial measure, as required by Rule 100(a) of Regulation G.

*        *        *

As requested by the Staff, the Filing Persons have instructed us to acknowledge, on their behalf, that:

(a) the Filing Persons are responsible for the adequacy and accuracy of disclosure in the Schedule TO;

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and

(c) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can be of any assistance to the Staff in explaining these responses, please let us know. Please call me at (212) 310-8566 to discuss any additional questions or comments you might have.

Sincerely,

/s/ Michael E. Lubowitz
Michael E. Lubowitz, Esq.

Direct Dial: (212) 310-8566
Email: michael.lubowitz@weil.com

cc:	Frederick S. Green, Esq.

William L. Horton, Jr., Esq.